

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 27, 2016

Jonathan M. Collins
Chief Financial Officer
Dana Incorporated
3939 Technology Drive
Maumee, Ohio 43537

> Re: **Dana Incorporated**
> **Form 10-K for the Year Ended December 31, 2015**
> **Form 10-Q for the Quarter Ended September 30, 2016**
> **File No. 001-01063**

Dear Mr. Collins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 43

1. We note your presentation of the non-GAAP measure "operating liquidity." Please revise to include a statement disclosing the reasons why management believes that presentation of this non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations and a statement disclosing the additional purposes for which the management uses the non-GAAP financial measure in accordance with Item 10(e)(1)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at 202-551-3346 or Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure